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               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

_______________________________________________X
  RHONA CHASE,                                 :
                                               :
                           Plaintiff,          :
                                               :
           -against-                           :
                                               :
  CHARLES B. HARRISON, BRUCE A. CANNON, JOHN   :   C.A. No. 17312 NC
  E. CHAPMAN, RICHARD M. DONOFRIO, RAYMOND E.  :
  JAEGER, LILY K. LAI, PAUL D. LAZAY, IRA S.   :
  NORDLICHT, ROBERT A. SCHMITZ, SPECTRAN       :
  CORPORATION, and LUCENT TECHNOLOGIES INC.,   :
                                               :
                    Defendants.                :
_______________________________________________X


                         AMENDED CLASS ACTION COMPLAINT

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon personal knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of SpecTran Corporation ("SpecTran" or the "Company") since prior to the transaction herein complained of and continuously to date.

     2. SpecTran is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading manufacturer of high-performance multi-mode and single-mode optical fiber for data communications, telecommunications, CATV and industry applications world-wide.

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     3.   Defendant Lucent Technologies Inc. ("Lucent") is a corporation organized under the laws of the State of Delaware. The company is one of the world's leading manufacturers of fiber, with thirteen fiber and cable manufacturing operations and joint ventures around the world.

     4. Defendant Charles B. Harrison is Chairman, President, Chief Executive Officer and a Director of the Company.

     5. Defendants Bruce A. Cannon, John E. Chapman, Richard M. Donofrio, Raymond E. Jaeger, Lily K. Lai, Paul D. Lazay, Ira S. Nordlicht, and Robert A. Schmitz (the "Individual Defendants") are Directors of SpecTran.

     6. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of SpecTran and owe them the highest obligations of good faith, due care and fair dealing.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     7. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common shareholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     8.   This action is properly maintainable as a class action because:


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     (a)  The class is so numerous that joinder of all members is impracticable.
There are approximately 7 million shares of SpecTran common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

     (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether the individual defendants have
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breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants;

     (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class;

     (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole; and

     (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the



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     Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

THE TERMS OF THE MERGER
-----------------------

          9. On July 15, 1999, SpecTran and Lucent announced that they had entered into a definitive merger agreement whereby Lucent, through its wholly owned subsidiary, Seattle Acquisition, Inc. (collectively "Lucent"), will acquire SpecTran in a transaction (the "Merger") valued at $99 million, including the assumption of $35 million in SpecTran debt. Under the terms of the transaction, Lucent has commenced a cash tender offer for all of SpecTran's outstanding common shares at a price of $9.00 per share. The tender offer will be followed by a second step merger in which any untendered shares of SpecTran will be acquired for $9.00 per share in cash. The expiration date for the tender offer is 12:00 Midnight, New York City time, on August 17, 1999.

          10. The proposed purchase price is inadequate. It is substantially less than the closing price of SpecTran shares just the day before, $11.50 per share. The proposed purchase price is lower than any closing price for SpecTran shares from June 21, 1999 until the announcement. Moreover, in transactions of this type it is usual and customary to pay a premium over the market price. Here, the proposed transaction involves a discount of nearly 25% from the
unaffected market price.                  --------


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DEFENDANTS DISCLOSURE VIOLATIONS
--------------------------------

          11. On July 21, 1999, the Individual Defendants caused to be filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9, for dissemination to SpecTran's shareholders in connection with Lucent's tender offer. The Schedule 14D-9 is wrongfully misleading and omits material information in violation of the individual defendants' duty of candor, in at least the following respects:

          (a) The Schedule 14D-9 is designed to assuage investor concern and create the misleading impression that the merger is necessary and beneficial. Having chosen to speak, the Individual Defendants are required to disclose material information so that shareholders can make an informed decision as to the adequacy of the proposed below market price. In these particular circumstances, where the offer is $2.50 per share lower than the market price on the day preceding the offer, it is material to shareholders to be informed of SpecTran's financial results for the second fiscal quarter ended June 30, 1999. Without those financial results, the public shareholders have no adequate basis upon which to make an informed decision whether to tender their shares.

          (b) Although the proposed Merger was announced on July 15, 1999 and the Schedule 14D-9 was filed with the SEC on July 21, 1999, weeks after the close of SpecTran's second fiscal quarter ending June 30, 1999, not even preliminary financial results are provided to SpecTran's shareholders. The expiration date for


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the Tender Offer is midnight on August 17, 1999, approximately the date that
SpecTran would be required to file its SEC Form 10-Q disclosing its financial results for the quarter ending June 30, 1999. Shareholders will therefore have no opportunity to review and consider those financial results before they must decide whether to tender their shares.


     (c) The absence of second quarter 1999 financial results is particularly egregious given public statements made by defendant Harrison at SpecTran's annual meeting on May 28, 1999 which were then disseminated by the Company in the financial news media. At the annual meeting and in the press release, defendant Harrison forecast SpecTran's 1999 net revenues to be more than $90 million, a 25% increase from 1998. In addition, defendant Harrison announced that net sales were expected to increase at a compound annual rate of 12% to 15% through 2003, with earnings per share expected to grow at an equivalent or faster rate. The market reaction was swift and positive, with the price per share closing at $9.25 that very day, a 24% increase from the $7.44 closing price just the day before. The Schedule 14D-9 does not explain why such stellar financial results, especially given the market's reaction to their announcement, did not warrant a substantial premium be paid for SpecTran.

     (d) The Schedule 14D-9 also omits the most relevant of information concerning other bidders for SpecTran, particularly, those identified as "Company B" (the purchaser of the Company for stock) and "Company C" (the purchaser of


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the Company for cash). Company C, on June 18, 1999, had deferred proceeding with its bid until after the financial results for SpecTran's third quarter ending September 30, 1999 were known. As defendant Harrison had, less than a month before, on May 28, 1999, announced superior projected 1999 financial results, such a delay would not be onerous and may be in the best interests of the shareholders. No explanation for SpecTran's unwillingness to wait is provided. Furthermore, Company C apparently expressed interest in acquiring SpecTran at a price, or within a range, which was greater than the $9.00 per share price offered by Lucent. However, there is no disclosure of the price, or range, at which Company C expressed interest.

     (e) The Schedule 14D-9 also reported that Company B's offer was rejected because its stock was "highly illiquid, had limited institutional ownership and no equity research coverage and should the Company's shareholders receive such stock, and wish to liquidate their position, they may be unable to do so without realizing a significant discount." But if the price were high enough the shareholders might be willing to accept the risk of such a discount. Company B expressed interest in acquiring SpecTran at a price, or within a range, which was greater than $9.00 per share price offered by Lucent. At a minimum, the price, or range, should have been disclosed along with the acquiring company's identity.

     (f) The Schedule 14D-9 omits any discussion of how Lazard Freres & Co. LLC ("Lazard"), SpecTran's financial advisor, determined that the Merger was


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"fair." Lazard's fairness opinion, an exhibit to the Schedule 14D-9, is bereft of analysis. In addition, Lazard disclaims responsibility for whatever information it used. Lazard also states that its opinion does not address the relative merits of the Merger as compared to alternative business transactions available to the Company (presumably offers from Company B and Company C). Other than Lazard's "trust me" statement, the shareholders have been provided with no information upon which to base a decision whether or not to tender their shares.

      (g) No clear understanding of the benefits to the Company's executive officers and directors are provided other than that the merger will result in the acceleration of benefits under the Company's Incentive Stock Option Plans, Supplemental Retirement Agreements, and Retirement Plan for Outside Directors. While some information is scattered throughout the Schedule 14D-9, nowhere can a shareholder find the total amount that each of the directors and executive officers will realize from the transaction. The amount is a measure of each Individual Defendant's independence, and is easily calculated and easily disclosed, yet it is omitted.

      (h) Neither Lucent's Offer to Purchase or the Schedule 14D-9 discloses how valuable SpecTran would be to Lucent and the benefits Lucent will derive from the Merger. The documents fail to disclose that Lucent would have to spend the equivalent of almost $20 per SpecTran share to build the manufacturing capacity that it was buying from SpecTran for $9 per share. Importantly,

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defendants fail to disclose that Lucent had approved a purchase price of up to
$13 per SpecTran share.

THE SPECTRAN BOARD HAS NOT FULFILLED ITS REVLON DUTIES
------------------------------------------------------

     12. By entering into the agreement with Lucent, the SpecTran Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities on its directors and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction are intrinsically unfair and inadequate from the standpoint of the SpecTran shareholders.

     13. The Individual Defendants have violated their fiduciary duties owed to the public shareholders of SpecTran. The Individual Defendants' agreement to the terms of the transaction, its timing, and the misleading and deficient
Schedule 14D-9 disseminated by them demonstrate a clear absence of the exercise of due care, loyalty and candor to SpecTran's public shareholders.

     14. The consideration to be paid to class members in the proposed Merger is unfair and inadequate because, among other things:

          (a) The intrinsic value of SpecTran's stock is materially in excess of the amount offered for those securities in the Merger giving due consideration to the anticipated operating results, including the forecasted results announced on May 28, 1999 at the annual meeting and publicly reported by the Company. Indeed, the amount offered is 22% ($2.50 per share) less than the market price the day before



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     the offer was announced in contrast to the norm of a substantial premium to the unaffected market price in a takeover;

          (b) By entering into the agreement with Lucent, the Individual Defendants have allowed the price of SpecTran stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of SpecTran stock;

          (c) The individual defendants have agreed to the takeover by Lucent on terms inferior to other offers. At the very least, the individual defendants' lack of candor about other offers impairs the ability of SpecTran's shareholders to decide the quality and merits of competing proposals; and,

          (d) The merger terms do not reflect the significant benefits and synergies which Lucent will derive from the transaction.

SPECTRAN'S SHAREHOLDERS WILL BE IRREPARABLY INJURED
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     15.  As a result of the individual defendants' breaches of their fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they will be prevented from maximizing the value of their investment in SpecTran and will be denied the right to make an informed decision with respect to the Lucent transaction. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

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AIDING AND ABETTING
-------------------

     16. Defendant Lucent has knowingly aided and abetted the breaches of fiduciary duty committed by the individual defendants to the detriment of SpecTran's public shareholders. Indeed, the proposed Merger could not take place without the active participation of Lucent. Furthermore, Lucent and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

     17. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants as follows:

     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction complained of herein;

     c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     d. Awarding the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;





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     e. Awarding plaintiff her costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts; and

     f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.


                                             ROSENTHAL, MONHAIT, GROSS
                                               & GODDESS, P.A.

                                          By:
                                             -----------------------------------
                                             Suite 1401, Mellon Bank Center
                                             P.O. Box 1070
                                             Wilmington, DE 19899-1070
                                             (302) 656-4433
                                             Attorneys for Plaintiff



OF COUNSEL:

RABIN & PECKEL LLP
275 MADISON AVENUE
NEW YORK, NY 10016
(212) 682-1818



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